Exhibit 99.1

Points.com and PayPal Team up to Expand Loyalty Freedom

Points.com Users Can Now Transfer Points or Miles into their PayPal accounts For Use at Millions of Online Merchants

TORONTO (February 09, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, and PayPal have teamed up to create one of the most unique loyalty redemption offers available. Points.com users can now move their miles and points from participating programs into their PayPal account to gain access to millions of online merchants.

“As the world leader in loyalty currency management, it was a natural fit for Points.com to develop this relationship with PayPal,” said Christopher Barnard, President of Points International. “Integrating the PayPal Platform into our own establishes a new way for program operators to interact with their members and devise compelling redemption opportunities, resulting in greater member engagement. Users now have even more ways to get the most out of their points and miles.”

Charlie Sultan, Vice President of AAdvantage Partner Marketing, said, “We strive to find additional ways to make AAdvantage miles valuable to our members. This new and innovative partnership with Points.com and PayPal offers our members another redemption option in addition to free air travel, hotel stays and car rentals. This added flexibility continues to enhance the AAdvantage loyalty program which was the world’s first frequent flyer program when it was launched 30 years ago.”

Points.com partners participating at launch include American Airlines AAdvantage Miles® and US Airways® Dividend Miles® with additional partners added on a rolling basis.

“We are very excited to be teaming up with Points.com to deliver innovative redemption options that leverage the PayPal Platform,” said Dan Schatt, GM of Financial Innovations for PayPal. “This will empower millions of loyalty program members to quickly use their miles and points wherever PayPal is accepted worldwide. Users can also redeem their loyalty points and then send the rewards to any email address where PayPal accepts payments, making the redemption experience truly unique.”

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, on Facebook (www.points.com/facebook), or on our blog (www.blog.points.com).

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM) is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include Aeroplan®, American Airlines AAdvantage®, Alaska Airlines Mileage Plan, Best Buy Reward Zone®, Delta SkyMiles®, HBC Rewards, US Airways® Dividend Miles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, and Starbucks.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, visit www.pointsinternational.com.

For more information contact:

Investor relations:
Laura Foster / Andrew Greenebaum
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com / andrewg@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

PayPal
Jamie Patricio
T.408-967-6367; E. jamiep@paypal.com